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Thomas Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

January 11, 2016

VIA Hand Delivery
AND EDGAR

Michael Clampitt

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	ZAIS Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 22, 2015
File No. 333-208174

Dear Mr. Clampitt:

On behalf of ZAIS Group Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated January 5, 2016, relating to the Company’s Registration Statement on Form S-3 filed with the Commission on November 23, 2015 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on December 22, 2015 (the “Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a copy of Amended No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Selling Stockholders, page 49

1.	We note your revisions in response to comment 1. Please revise to clarify whether any of your selling shareholders identified as “members of FINRA” are affiliates of broker-dealers or are broker-dealers. If any of your selling shareholders are broker-dealers, please disclose whether such selling shareholders received their securities as compensation for their services.

Response: The Company has revised the disclosure on page 49 as requested.

2.	We note your revisions in response to comment 3. Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by EarlyBirdCapital, Inc. Please refer to Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

Response: The Company has revised the disclosure on page 49 as requested.

United States Securities and Exchange Commission

January 11, 2016

Please contact me at 202-756-8161 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

TPC

cc: Christopher Dunham, Staff Attorney, Division of Corporation Finance